SECURIT[illegible] 05038022 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49899

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2005 WASH., D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Houlihan Smith & Company, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 West Madison, Suite 1500
(No. and Street)

Chicago	IL	60602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew D. Smith — 312-499-5900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S Quebec St, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

PROCESSED MAR 15 2005 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew D. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Houlihan Smith & Company, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
DEBORAH A. KORKOSZ
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 10/29/2006

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable.)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOULIHAN SMITH & COMPANY, INC.

REPORT PURSUANT TO RULE 17A-5(d)

YEAR ENDED DECEMBER 31, 2004

HOULIHAN SMITH AND COMPANY, INC.

TABLE OF CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Houlihan Smith and Company, Inc.

We have audited the accompanying statement of financial condition of Houlihan Smith and Company, Inc. as of December 31, 2004, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Houlihan Smith and Company, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 22, 2005

HOULIHAN SMITH AND COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$	102,521
Receivables from customers		20,976
Securities owned, at market value		67,029
Furniture and equipment, net of accumulated depreciation of $122,225		1,934
Other receivable		10,000
Other assets		6,656
TOTAL ASSETS	**$**	**209,116**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:		
Accounts payable	$	730
COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)		
SHAREHOLDERS' EQUITY (Note 2):		
Preferred stock, $0.001 par value, authorized 1,000,000 shares, no shares outstanding		-
Common stock, $0.001 par value, authorized 1,000,000 shares, 7,376 shares outstanding		7
Additional paid-in capital		100,323
Retained earnings		108,056
Total shareholders' equity		208,386
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$**	**209,116**

The accompanying notes are an integral part of this statement

HOULIHAN SMITH AND COMPANY, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

REVENUE:		
Investment banking fees	$	795,182
Other income		176,335
Total revenue		971,517
EXPENSES:		
Employee compensation and benefits		323,379
Subcontracted services		188,107
Professional fees and outside services		38,888
General and administrative		40,980
Advertising, promotion and other		46,845
Communications		29,533
Occupancy and equipment		66,748
Total expenses		734,480
NET INCOME	**$**	**237,037**

The accompanying notes are an integral part of this statement

HOULIHAN SMITH AND COMPANY, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common Shares	Stock Amount	Additional Paid-In Capital	Retained Earnings (Deficit)
BALANCES, December 31, 2003	7,363	$ 7	$ 100,323	$ (35,421)
Distributions				(93,560)
Net income	-	-	-	237,037
BALANCES, December 31, 2004	**7,363**	**$ 7**	**$ 100,323**	**$ 108,056**

The accompanying notes are an integral part of this statement

HOULIHAN SMITH AND COMPANY, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS YEAR ENDED DECEMBER 31, 2004

BALANCES, December 31, 2003	$ -
BALANCES, December 31, 2004	$ -

HOULIHAN SMITH AND COMPANY, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	237,037
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		2,429
Increase in receivables, net		(14,968)
Increase in receivable due from related party		(43,560)
Decrease in securities owned		(56,324)
Increase in other receivable		(10,000)
Decrease in accounts payable		(2,297)
Net cash provided by operating activities		112,317
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets		(2,039)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to shareholders		(50,000)
NET INCREASE IN CASH		60,278
CASH at beginning of year		42,243
CASH at end of year	**$**	**102,521**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	**$**	**86**
Distribution of securities to shareholder	**$**	**43,560**

The accompanying notes are an integral part of this statement

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Houlihan Smith & Company, Inc. a Nevada corporation ("the Company") is a specialized investment banking firm and operates as a consultant where it participates in mergers and acquisitions for a fee. The Company is a member of the National Association of Securities Dealers ("NASD") and is registered with the Securities and Exchange Commission ("SEC") as a licensed broker-dealer.

The Company, under Rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

The Company performs a significant portion of its investment banking business on performance-based contracts that are contingent upon the successful completion of each engagement. Accordingly, the Company records income when either (1) cash is received or (2) pursuant to a written contract obligating the customer to make certain payments for services rendered.

Securities owned by the Company (substantially common stock) are recorded at market value and related changes in market value are reflected in income. Stocks and warrants for which there is no public market are valued based upon the judgement of management. In these cases management considers various factors such as earnings history, financial condition, recent sales prices of the issuer's securities and the proportion of securities owned.

Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, currently three years. Repairs and maintenance costs are expensed as incurred, and expenditures for additions and major improvements are capitalized.

For purposes of the statement of cash flows, the Company considers money market funds with a maturity of three months or less to be cash equivalents.

The Company is an S-Corporation for income tax purposes and, accordingly, income or loss of the Company flows through to the individual shareholders.

NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. As of December 31, 2004 the Company had net capital and net capital requirements of $150,994 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases office space from an unrelated party under a noncancellable operating lease expiring in 2009.

At December 31, 2004, aggregate minimum future rental commitments under the Company's lease are as follows:

YEAR	AMOUNT
2005	$ 70,400
2006	72,100
2007	73,900
2008	75,600
2009	6,400
Total	$ 298,400

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

During the year ended December 31, 2004, total rental expense was approximately $35,000.

During the year ended December 31, 2004, the Company distributed securities valued at $43,560 to a shareholder.

NOTE 4 - OFF-BALANCE SHEET RISK

In the Company's investment activities, the Company receives securities for its services and may incur losses if the market value of the securities decline subsequent to December 31, 2004.

The Company's financial instruments, including cash and cash equivalents and receivables are carried at amounts which approximate fair value. Securities owned are valued at market value using quoted market prices or valued at fair value as described above. Payables and other liabilities are carried at amounts which approximate fair value.

SUPPLEMENTARY INFORMATION

HOULIHAN SMITH AND COMPANY, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2004

CREDIT:		
Shareholder's equity	$	208,386
DEBITS:		
Nonallowable assets		
Non-marketable securities		350
Furniture and equipment, net		1,934
Other assets		6,656
Receivables, net		30,976
Total debits		39,916
NET CAPITAL BEFORE HAIRCUTS		168,470
Haircut on security positions, includes undue concentration of $7,475		17,476
NET CAPITAL		150,994
Minimum requirements of 6-2/3% of aggregate indebtedness of $730 or $5,000 , whichever is greater		5,000
Excess net capital	**$**	**145,994**
AGGREGATE INDEBTEDNESS:		
Accounts Payable	**$**	**730**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0 to 1**

See Independent Auditors' Report.

HOULIHAN SMITH AND COMPANY, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING WITH THE COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2004

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	$	101,921
Adjustments:		
Increase in revenue		66,146
Increase in haircuts on security positions		(17,476)
Other		403
NET CAPITAL PER REPORT PURSUANT TO RULE 17A-5(d)	**$**	**150,994**

See Independent Auditors' Report.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Houlihan Smith & Company, Inc.

In planning and performing our audit of the financial statements and supplementary information of Houlihan Smith & Company, Inc. for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Houlihan Smith & Company, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Houlihan Smith & Company, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

In addition, our review indicated that Houlihan Smith & Company, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2004, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 22, 2005